As filed with the Securities and Exchange Commission on November 15, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Inktomi Corporation

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-3239130 (I.R.S. Employer Identification Number)
4100 E. Third Avenue
Foster City, CA 94404
(650) 653-2800
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Randy Gottfried

Senior Vice President and
Chief Financial Officer
Inktomi Corporation
4100 E. Third Avenue
Foster City, CA 94404
(650) 653-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas H. Collom, Esq.

Robert F. Kornegay, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Registration
Securities to be Registered	Registered	Per Share(1)	Price(1)	Fee

Common Stock $0.001 par value	5,000,000 shares	$0.74	$3,700,000.00	$340.40

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices as reported on the Nasdaq National Market on November 14, 2002.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED NOVEMBER 15, 2002

INKTOMI CORPORATION

4100 E. Third Avenue
Foster City, CA 94404
Telephone Number: (650) 653-2800

5,000,000 Shares

Inktomi Corporation

Common Stock

        These shares may be offered and sold from time to time by certain of our stockholders identified in this prospectus. See “Selling Stockholders.” The selling stockholders acquired the shares on September 5, 2002 in connection with transactions related to the termination of certain of our long-term leases.

      The selling stockholders will receive all of the net proceeds from the sale of the shares. These stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares.

       You should consider carefully the risk factors beginning on page 2 of this prospectus before purchasing any of the common stock offered hereby.

       Our common stock is quoted on the Nasdaq National Market under the symbol “INKT.” On November 14, 2002, the last reported sale price of the common stock was $0.71 per share.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

November 15, 2002

SUMMARY
RISK FACTORS
CURRENT DEVELOPMENTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
SIGNATURES
EXHIBIT INDEX
EXHIBIT 4.2
EXHIBIT 5.1
EXHIBIT 23.1

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, our shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

      In this prospectus, “Inktomi,” “we,” “us,” and “our” refer to Inktomi Corporation and its subsidiaries.

SUMMARY

Inktomi Corporation

      Inktomi was incorporated in California in February 1996 and reincorporated in Delaware in February 1998. We develop and market information retrieval software and services for global enterprises, service providers and corporate portals. In addition, we license and support network infrastructure software and services.

Termination of Leases

      On September 5, 2002, we executed a Lease Termination Agreement providing for the termination of certain of Inktomi’s long-term leases for approximately 398,460 rentable square feet of space located in the office project at 1001 East Hillsdale Boulevard, Foster City, California. In exchange for agreeing to terminate these leases, we agreed to pay to the landlords, Gateway Phoenix Associates, L.P. and 5990 Sepulveda Associates, L.P., certain cash and stock consideration described in detail in our current report on Form 8-K filed with the Securities and Exchange Commission on September 6, 2002, which includes, among other things, the issuance of five million (5,000,000) shares of our common stock to such landlords pursuant to a common stock purchase agreement between the landlords and Inktomi dated September 5, 2002. The shares of our common stock issued pursuant to this common stock purchase agreement were issued in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, set forth in the Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

      All of the shares of our common stock issued in connection with the transaction described above are being registered for resale by the selling stockholders under this registration statement. We will not receive any proceeds from the sale of the shares by the selling stockholders. All net proceeds from the sale of our common stock will go to the stockholders who offer and sell their shares.

RISK FACTORS

      Interested persons should carefully consider the risks described below in evaluating us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline.

If we fail to close the asset sale transaction we entered into with Verity, Inc. it will have a material adverse effect on our business, operating results and financial condition.

      We announced an asset sale transaction with Verity on November 13, 2002. In connection with this asset sale, we have agreed to sell all of our operating businesses and assets relating to our enterprise search software business, which includes our basic enterprise search, categorization and content refinement capabilities as well as our XML technology assets, in exchange for $25 million in cash. Verity will also assume our obligations under certain existing enterprise search business contracts, including customer support obligations, in connection with this asset sale.

      Our stockholders face a number of risks related to the process for closing this pending asset sale to Verity, including the following:

•	The asset sale may not close for certain reasons including, (i) the inability to obtain certain contractual consents needed to effect the asset sale, (ii) the failure to obtain any required regulatory approvals, (iii) a third party threatens or files litigation seeking to prevent the asset sale from closing, and (iv) inaccuracies in, or breaches of, certain representations and warranties we have made in the asset purchase agreement;

•	The asset purchase agreement provides that the asset sale may be terminated by Verity in the event there occurs a material adverse change in our business during the period from September 30, 2002 until the close of the asset sale transaction, which is currently expected to occur within 30 to 60 days after November 13, 2002. For the purposes of the asset purchase agreement, a material adverse change means an event or circumstance that would reasonably be expected to result in a material adverse change in the business, condition (financial or otherwise), assets, liabilities or results of operations of our enterprise search business, provided, however, that none of the following changes shall be deemed by itself or be a material adverse change: (i) any change resulting from general economic conditions and any change resulting from conditions or circumstances generally affecting the industry in which our enterprise search business is operated, to the extent that any such change does not disproportionately affect our enterprise search business, and (ii) any change resulting from the announcement of the asset sale agreement or the performance of our obligations under the asset sale agreement.

•	The purchase price is subject to adjustment in certain circumstances, including any adjustment by us to the accounts receivables attributable to our enterprise search software business for the fiscal year ended September 30, 2002 as a result of the completion of our enterprise search software business audit. In addition, $3 million of the purchase price payable for the assets will be retained by Verity and not paid for 18 months to secure certain obligations under the asset sale agreement.

      If the asset sale is not completed for any reason, we may be subject to a number of material risks, including the following:

•	the price of our common stock may decline to the extent that the relevant current market price reflects a market assumption that the asset sale will be completed;

•	some costs related to the asset sale, such as legal, accounting, financial advisory, and financial printing fees must be paid even if the asset sale is not completed;

•	the diversion of management’s attention from our day-to-day business and the unavoidable disruption to our employees and our relationships with customers and suppliers during the period before consummation of the asset sale may make it difficult for us to regain our market positions if the asset sale does not occur.

      In addition, if the asset sale is terminated and our board of directors seeks to enter into another asset sale or related business combination transaction, there can be no assurance that we will be able to find another company willing to buy our enterprise search software business and, in the event we find such a company, that the potential acquiror would pay an equivalent or more attractive price than the price to be paid in the asset sale transaction with Verity. In addition, while the asset sale agreement is in effect, we are prohibited from soliciting, initiating or taking any other action with respect to competing transactions, such as a sale of assets to any other party.

If the asset sale does not close, we may have to restructure our business in order to improve our operating results or financial condition.

      Although we are currently not profitable and our revenues have declined in recent periods, we currently expect, in the event the asset sale is completed, that our cash burn-rate will be significantly reduced. However, if this asset sale is not completed there is a significant risk that we will be unable to increase our revenues in the near term and therefore our expenses will be too great in coming periods to achieve improvements in our cash flow. As a result, if we do not complete the sale of our enterprise search software business, we may be required to take a number of actions to reduce our expenses including significant restructurings, reduced headcount and other cost cutting actions. This could have an adverse effect on our business, operating results and financial condition and could impair our ability to develop and market products and remain competitive in the industries in which we compete.

The announcement of the asset sale could have an adverse effect on our enterprise search software revenues in near-term quarters if customers delay, defer, or cancel purchases pending resolution of the asset sale.

      The announcement of the asset sale could have an adverse effect on near-term revenues generated from sales of our enterprise search software services and products. In particular, prospective customers could be reluctant to purchase products and services related to our enterprise search software business if they are uncertain about the direction of our product offerings and our willingness to support and service existing products. The announcement of the asset sale could create uncertainty among businesses and organizations contemplating enterprise search software or service purchases and subscriptions. If one large customer, or a group of small customers, were to delay their purchase decisions pending resolution of the asset sale, our revenues for the near-term quarters could be substantially below the expectations of market analysts, which would have an adverse effect on our results of operations and could cause a dramatic reduction in our stock price.

The asset sale could impair existing relationships with our suppliers, customers, strategic partners, and employees, which could have an adverse effect on our business and financial results.

      The public announcement of the asset sale could substantially impair our business relationships because of uncertainty regarding our future strategic direction. Impairment of these business relationships could reduce revenues or increase expenses, either of which would harm our financial results. Specific examples of situations in which we could experience problems include the following:

•	suppliers, distributors, or customers could decide to cancel or terminate existing arrangements, or fail to renew those arrangements, as a result of the asset sale;

•	our employees may be distracted by concerns about the asset sale and therefore may not meet critical deadlines in their assigned tasks or otherwise perform effectively;

•	our management personnel may be distracted from day to day operations by the time demands associated with the closing the asset sale, and therefore may be unable to timely identify and address business issues as they arise; and

•	other current or prospective employees may experience uncertainty about their future roles with us, which could adversely affect our ability to attract and retain key management, sales, marketing, and technical personnel.

If we do not increase our revenues, we will fail to achieve or sustain operating profitability.

      We are not currently profitable, and our revenues have declined in recent periods. To achieve and sustain operating profitability on a quarterly and annual basis, we will need to increase our revenues, particularly our search marketing solutions revenue associated with our Web search services. We plan to continue to invest in technology and marketing to develop and improve our products and services and increase market share, but these investments and expenditures may not result in increased revenues. In the future, our revenues may continue to decline, remain flat, or grow at a slow rate, particularly in light of the current market environment. In the absence of substantial and sustained revenue growth, we cannot predict when or if we will become profitable. If we fail to achieve profitability or display significant progress towards profitability, our stock price may fall due to a lower perceived value, customers may defer or delay purchases based on our financial condition, our relationships with our partners and distributors may suffer, and we may breach financial covenants in our financial arrangements.

Our quarterly operating results may fluctuate significantly, and these fluctuations may cause our stock price to fall.

      A substantial portion of our revenues is dependent on new licenses to a relatively small number of customers, which is consistent with our historical performance to date. The volume and timing of orders are difficult to predict because the markets for our products are in their early stages and the sales cycle varies substantially from customer to customer. In addition, many customers in our target markets are scrutinizing their capital spending budgets in light of the current economic conditions, and other customers have limited access to capital to fund operational needs. These companies are shifting their buying patterns as a result, taking a more cautious and measured approach to their upgrade and expansion plans. The cancellation, deferral or reduction of even a small number of licenses of any of our products would reduce our expected revenues, which would adversely affect our quarterly financial performance. To the extent significant sales occur earlier than expected, operating results for later quarters may not compare favorably with operating results from earlier quarters. In the event we close the sale of our enterprise search software business to Verity the risks associated with sales of licences for our software products will be substantially reduced as most of our future business will be focused on Web search services.

      Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. Despite our recent workforce reductions, we expect to continue to make appropriate investments to develop and market products for the information retrieval markets, improve our customer support capabilities, develop new distribution channels, and fund of research and development. These investments and expenditures may not result in increased revenues in the near term, if at all. A delay in generating or recognizing revenue for the reasons discussed herein or for any other reason could cause significant variations in our operating results from quarter-to-quarter and could result in substantial operating losses.

      Due to these factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter, our operating results may be below the expectations of public market analysts or investors, and the price of our common stock may fall.

Recent restructuring efforts have resulted in our recognizing substantial charges. These restructuring efforts may not improve our operating results or financial condition and there exists uncertainty as to whether these actions will be successful.

      In order to reduce our recurring losses, we have taken a number of actions to reduce our expenses over the coming quarters. In July 2002 and October 2002, we implemented several restructuring initiatives where we consolidated operations, closed certain branch offices, reduced headcount across all business units and reduced our content networking products group. In the event these restructurings were implemented too late or at insufficient levels, our expenses will be too great over coming periods to achieve profitability. In addition, there is a risk that these cost-cutting actions will impair our ability to effectively develop and market products and remain competitive in the industries in which we compete. In the future, we may undertake additional expense reducing actions that may involve one-time expenditures related to severance, facilities or real estate. The impact of these one-time expenses on our financial statements may adversely impact our perceived value.

If customers choose not to use or promote our Web search services, our revenue will decrease and our growth opportunities will suffer.

      Revenues from our Web search services result primarily from the number of end-user searches processed by our Search Engine. Our agreements with customers do not require them to direct end-users to our search services or to use our search services exclusively or at all. Accordingly, revenues from search services are highly dependent upon the willingness of customers to promote and use the search services we provide, the ability of our customers to attract end-users to their online services, the volume of end-user searches that are processed by our Web search services, and the ability of customers to monetize traffic from their Web site search pages. Some of our customers have selected competing search and directory services to operate in combination with our services, which has reduced the number of queries available for us to serve and may erode future revenue growth opportunities. The technological barriers for customers to implement additional services or to replace our services are not substantial.

The declining market for Internet portals has limited the market opportunities for our Web search services business and has adversely affected demand for our services. Consequently, our Web search revenues are largely dependent upon a relatively small number of large portal customers.

      Many of our smaller search services customers have elected not to renew their contracts and our market opportunity from portals has become more limited. Many smaller and medium size portals are not profitable, suffer from declining revenue growth and have limited access to capital to fund operational needs, which has resulted in consolidation in the portal industry. In addition, many portals are terminating their operations. As a result, our Web search revenues have become increasingly dependent on a relatively few number of major customers. Economic conditions may lead such customers to stop paying for Web search services, to only pay for such services at highly reduced rates or to leave our services in favor of competitors offering Web search services bundled with other offerings. In order for us to increase revenues from our Web search services business, we will need to attract new customers, develop and deliver new search services, products and features to existing and future customers, establish deeper strategic relationships with our customers, and increase the adoption of our Index Connect and Search Submit search marketing solutions for content publishers.

If significant portal customers stop utilizing our search services, our revenues could decline.

      We expect that over time our search marketing solutions for content publishers will comprise a greater percentage of our total Web search services revenues. Our search marketing solutions revenue is dependent upon the distribution channel afforded us through the portal customers serving our search queries. Should any significant portal customers reduce or stop utilizing our search services or if such portals decline to participate in our search marketing solutions offerings, our search marketing solutions revenues would decline. In addition, AOL, one of our largest portal customers, did not renew its Web search services agreement with us when it expired in August 2002. For the three month period ended June 30, 2002, America Online represented $2.4 million in Web search services revenue (18.3% of total Web search services revenue) and for the nine month period ended June 30, 2002, America Online represented $7.2 million in Web search services revenue (20.2% of total Web search services revenue). We expect that revenues from our Web search services will decrease as a result. As a result of AOL ceasing to be a customer, a significant amount of our Web search services revenue is dependent either directly or indirectly on MSN. Should MSN cease to be a customer our business and financial condition would be materially and adversely impacted.

The shift in our focus away from the content networking market could have a material adverse effect on our operating results.

      Our shift in strategy away from content networking will likely reduce the average size of our software transactions and corresponding services revenue. In order to maintain existing revenue levels or achieve any revenue growth, we will need to significantly increase the average size and number of our web search software licenses. Since the quarter ended December 2000, we have experienced a decline in licenses revenue from sales of our content networking software products. In July 2002, we announced a shift in our strategy to reduce our investment in our content networking products group and focus our business on the Web search services and enterprise search software markets. We may not be able to increase our Web search revenues in amounts sufficient to offset lost revenues from our content networking business. In addition, our sales force has historically focused on selling our content networking software products. If our sales force is unable to quickly adapt to our new focus on enterprise search software products, our business and operating results will be harmed. Although we intend to continue to support customers who purchased our content networking software products and partners marketing such products, such customers and partners may view our strategic shift as a breach of certain obligations we have to them. If these customers and partners were to bring or threaten legal action against us, defending these actions could be costly to defend, time-consuming and distracting to our management team. In the event we close the sale of our enterprise search software business to Verity the risks associated with sales of licences for our software products will be substantially reduced as most of our future business will be focused on Web search services.

We operate in a highly competitive and rapidly changing market, and our inability to compete successfully against new entrants and established companies could result in a loss of market share, fewer customer orders, price reductions, reduced gross margins and otherwise adversely harm our financial results.

      We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We have experienced and expect to continue to experience increased competition from current and potential competitors in each of our market segments, many of which are bringing new solutions to market, establishing technology alliances and OEM relationships with larger companies, and focusing on specific segments of our target markets. In some cases, our competitors are implementing aggressive pricing and other strategies that are focused in the short term on building customer bases, name recognition in the market and capturing market share. This may cause some price pressure on our products and services in the future.

      We compete with a number of companies to provide Internet search and directory services and technology. In the Web services marketplace, our primary competitors include a variety of established and newer companies, including AltaVista, Ask Jeeves, FAST Search and Transfer, Google, Overture, LookSmart, and Northern Light. These companies and other competitors have focused on search result relevance, database size metrics and ease of use to differentiate their services. In addition, several large media and other Internet-based companies have made investments in, or acquired, Internet search engine companies and may seek to develop or customize their products and services to deliver to our target customers.

      In the search software market, our primary competitors include AltaVista, Autonomy, Convera, FAST Search, Google, Hummingbird, Lotus, Microsoft and Verity. Other well-funded and brand recognizable companies have announced their intention to enter the search software market. We also indirectly compete in this market with Oracle, SAP, and other database vendors that offer information search and retrieval capabilities with their core database products.

      We directly or indirectly compete against multiple companies with our software infrastructure products, including Akamai, CacheFlow, Cisco Systems, InfoLibria, Microsoft, Netscape, Network Appliance, Novell, RealNetworks and Volera. We are aware of numerous other major software developers as well as smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with our products. We also believe that we may face competition from other providers of competing solutions to network infrastructure problems, including networking hardware and software manufacturers, traditional hardware manufacturers, telecommunications providers, cable

TV/communications providers, software database companies, and large diversified software and technology companies. Many of these companies provide or have announced their intentions to provide a range of software and hardware products based on Internet protocols and to compete in the broad Internet/ intranet software market as well as in specific market segments in which we compete.

      Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, our current and potential competitors may bundle their products with other software or hardware, including operating systems, browsers and network hardware in a manner that may discourage users from purchasing products offered by us. Also, current and potential competitors have or may have greater name recognition, more extensive customer bases and access to proprietary content. Increased competition could result in price reductions, fewer customer orders, fewer search queries served, reduced gross margins and loss of market share. In the event we close the sale of our enterprise search software business to Verity the risks associated with sales of licences for our software products will be substantially reduced as most of our future business will be focused on Web search services.

We may lose customers and our business will suffer if we do not develop, license or acquire new services, products or technologies or deliver enhancements to existing products on a timely and cost-effective basis.

      The markets that we target for our software products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete. Our future success and revenue growth will depend upon our ability to develop, acquire and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. We have experienced delays in releasing new products and product enhancements and may experience similar delays in the future. Material delays in introducing new products and enhancements may cause customers to forego purchases of our products or to purchase those of our competitors. In the event we close the sale of our enterprise search software business to Verity the risks associated with sales of licences for our software products will be substantially reduced as most of our future business will be focused on Web search services.

If the use of the internet, intranets, extranets, corporate portals and web portals does not grow as anticipated, our business opportunities would be seriously limited.

      Sales of our search products and services are dependent upon the development of corporate intranets, extranets, portals and Websites. Global acceptance and use of these mediums may not continue to develop at recent historical rates and our targeted business customers may not adopt or continue to use these mediums in the operation of their business. The lack of continued use or initial adoption of these mediums by our targeted customers would impair demand for our products and services and would adversely affect our ability to sell our products and services. Demand and market acceptance for our products and services aimed at servicing intranets, extranets, portals and Websites are subject to a high level of uncertainty and there exist few proven services and products.

If we do not continue to improve the effectiveness and breadth of our sales personnel, we will have difficulty acquiring and retaining customers.

      Our products and services often require sophisticated sales efforts targeted at a limited number of key people within a prospective customer’s organization. Because the market for our products and services is relatively new, many prospective customers are unfamiliar with the services we offer. As a result, our sales effort requires highly trained sales personnel. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. In addition, we will need to effectively train and educate our sales force if we are to be successful in our sales related initiatives including focusing our sales efforts on our search software products, building out our lease management system, completing the deployment of our inside sales force, and streamlining our overseas sales efforts. If we are unable to continue to improve and expand our direct sales operations, we may not be able to increase market awareness and sales of our products and services, which may prevent us from growing our revenue and achieving and maintaining profitability.

If we do not attract and retain highly trained customer service and support personnel, we will have difficulty acquiring and retaining customers.

      We require highly trained customer service and support personnel to support our services and products and these personnel are difficult to replace. We currently have a relatively small customer service and support organization and will need to continue to provide extensive training to our staff to enable them to support new customers, new product lines, and the expanding needs of existing customers. Competition for customer service and support personnel is intense in our industry due to the limited number of people available with the necessary technical skills and understanding of the relevant industries.

If we do not establish and maintain productive relationships with distribution partners who have technical and marketing expertise and who we are able to train in our products and services, we will be unable to develop our business and increase revenue.

      Our future revenue growth is dependent upon establishing and maintaining productive relationships with a variety of distribution partners, including OEMs, resellers, systems integrators and joint marketing partners. We seek to sign up distribution partners that have a substantial amount of technical and marketing expertise. Even with this expertise, our distribution partners generally require a significant amount of training and support from us and this training often takes several quarters before our distribution partners develop the expertise and skills necessary to effectively sell our products. We may be adversely affected if our distribution partners fail to ship products in a timely manner or according to agreed upon schedules. We have entered into OEM relationships with prominent network hardware providers to bundle our software products into their hardware offerings. Several risks arise in connection with these relationships including long-term support obligations, conflicts with our other sales channels, unpredictable product support obligations and reliance on such third parties for sales results.

We generate a significant portion of our revenue from a limited number of customers and, consequently, the loss of a key customer could adversely affect our revenues and be perceived as a loss of momentum in our business.

      We have generated a substantial portion of our historical revenues from a limited number of customers. We expect that a small number of customers will continue to account for a substantial portion of revenues for the foreseeable future. As a result, if we lose a major customer for any reason, including non-renewal of a customer contract or a failure to meet performance requirements, or in the case of our Web search business if there is a decline in usage of any customer’s search service, our revenues would be adversely affected. AOL, one of our major portal customers, did not renew its Web search services agreement with us when it expired. As a result of AOL ceasing to be a customer, a significant amount of our Web search services revenue is dependent either directly or indirectly on MSN. Should MSN cease to be a customer our business and financial condition would be materially and adversely impacted. Our potential customers and public market analysts or investors may perceive any such loss as a loss of momentum in our business, which may adversely affect future opportunities to sell our products and services and cause our stock price to decline. We cannot be sure that customers that have accounted for significant revenues in past periods, individually or as a group, will continue to generate revenues in any future period.

If we are unable to maintain our relationships with partners, companies that supply and distribute our products, and customers, we may have difficulty selling our products and services.

      We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with key hardware and software vendors, system integrators, Internet technology and service providers, distribution partners and customers. We believe these relationships are important in order to validate our technology, facilitate broad market acceptance of our products, enhance our product and service offerings, and expand our sales, marketing and distribution capabilities. If we are unable to develop these key relationships or maintain and enhance existing relationships across all of our product and service offerings, we may have difficulty generating revenues.

We license software components that are necessary to our products and services, and the loss of access to this software or any decline or obsolescence in its functionality could harm our revenues and increase our costs.

      We have from time to time licensed components from others such as reporting functions, security features, and internalization capabilities, and incorporated them into our products and services. If these licensed components are not maintained, it could impair the functionality of our products and services and require us to obtain alternative products from other sources or to develop this software internally. In either case, this could involve costs and delays and divert the attention of our engineering resources.

Governmental regulation and the application of existing laws to the Internet may increase our costs of doing business and create potential liability for the dissemination of information over the Internet.

      Our products and services operate in part by making copies of material available on the Internet and other networks and making this material available to end-users from a central location or local systems. In addition, our Web search services collect end-user information, which we use to deliver services to our customers, and our customers use to deliver services to their users. This creates the potential for claims to be made against us (either directly or through contractual indemnification provisions with customers) for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or under other legal theories based on the nature, content, copying, dissemination, collection or use of these materials. These claims have been threatened against us from time to time and have been brought, and sometimes successfully pressed, against online service providers. It is also possible that if any information provided through any of our products or services contains errors, third parties could make claims against us for losses incurred in reliance on this information. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to protect us from all liability that may be imposed.

Internet-related laws could adversely affect our business by increasing our costs of doing business and resulting potential liability.

      Laws and regulations that apply to communications and commerce over the Internet are becoming more prevalent. The United States Congress has enacted Internet laws regarding children’s privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union has enacted its own privacy regulations as well as legislation governing e-commerce, copyrights and caching. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption, implementation or modification of laws and regulations relating to the Internet, or interpretations of existing law, could adversely affect our business.

Any acquisitions we make could disrupt our business, increase our expenses, and create difficulties in integrating the acquired technology or products into our operations.

      We have purchased seven companies since September 1998 and may invest in or acquire complementary companies, products and technologies in the future. If we buy a company, we could have difficulty in assimilating that company’s personnel and operations and maintaining acceptable standards, controls, procedures and policies. In addition, the key personnel of the acquired company may decide not to work for us. Also, we could have difficulty in integrating the acquired technology or products into our operations. There could be potential unknown liabilities associated with the purchased company. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to our stockholders.

Our future success is dependent on our ability to attract and retain experienced and capable personnel and our business will therefore suffer if we are unable to attract or retain the highest qualified personnel necessary for our success.

      Our primary asset is the intellectual capabilities of our employees. We are therefore dependent on recruiting and retaining a strong team of personnel across all functional areas. Competition for these individuals is intense, and we may not be able to attract or retain the highly qualified personnel necessary for our success. Our employment relationships are generally at-will. We have had key employees leave us in the past and we can make no assurance that one or more will not leave us in the future. If any of our key employees were to leave us, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. Many of our key employees have reached or will soon reach the four-year anniversary of their hiring date and will be fully vested in their initial stock option grants. While our key employees are typically granted additional stock options to provide additional incentive to remain with us, the initial option grant is typically the largest and an employee may be more likely to leave us upon completion of the vesting period for the initial option grant. In addition, we must continue to motivate employees and keep them focused on our strategies and goals, which may be difficult due to morale challenges posed by our workforce reductions and general uncertainty about the economy. In light of current market conditions, we may undertake programs to retain our employees that may be viewed as dilutive to our shareholders. We do not have key person life insurance policies covering any of our employees other than our Chief Executive Officer.

Our efforts to increase our presence in markets outside of the United States may be unsuccessful and could result in losses.

      We market and sell our products in the United States and internationally, principally Europe and Asia. Historically, the percentage of sales to customers located outside of the United States has varied from quarter to quarter, reflecting the limited build-out of our international operations. We have limited experience in developing localized versions of our products and marketing and distributing our products internationally. We are more dependent on third party resellers for international sales. Should our third party reseller partners not promote our products for any reason our international sales could suffer. In addition, other inherent risks may apply to international markets and operations, including:

•	the impact of recessions in economies outside the United States;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	the impact of changes in foreign currencies, in particular the EU’s conversion to the Euro;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	potentially adverse tax consequences; and

•	political and economic instability.

      We also have limited experience operating in foreign countries and managing multiple offices with facilities and personnel in disparate locations. We may have difficulties coordinating our efforts, supervising and training our personnel or otherwise successfully managing our resources in these foreign countries. The laws and cultural requirements in foreign countries can vary significantly from those in the United States. The inability to integrate our business in these jurisdictions and to address cultural differences may adversely affect the success of our international operations.

We are currently the subject of a lawsuit by Network Caching Technology and other third parties could assert that our products infringe their intellectual property rights. Such claims could be expensive to defend, distracting to management, and adversely affect our ability to sell our products.

      Substantial litigation regarding intellectual property rights exists in the software industry. We expect that software products may be increasingly vulnerable to third party infringement claims as the number of competitors in our industry segments grow and the functionality of products in different industry segments overlaps. We believe that many companies have filed or intend to file patent applications covering aspects of their technology that they may claim our technology infringes. Some of these companies have sent copies of their patents to us for informational purposes. We cannot be sure that these parties will not make a claim of infringement against us with respect to our products and technology. In August 2001, Network Caching Technology L.L.C. (NCT) initiated an action against us that our caching products violate one or more patents owned by NCT. The complaint seeks compensatory and other damages and injunctive relief. This case, and any future actions initiated against us, will be time consuming and expensive to defend, will distract management’s attention and resources, and could cause product shipment delays or require us to reengineer our products or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

Anti-takeover provisions contained in our charter and under Delaware law could impair a takeover attempt.

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under some circumstances, publicly held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our Common Stock. These provisions, in addition to provisions contained in our charter, may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Our stock price is volatile.

      The market price of our Common Stock has been and may continue to be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations, new products or changing customer relationships by us or our competitors, announcements of technological alliances and partnerships, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for technology-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. In the past, companies that have experienced volatility in the market price of their stock have been the subjects of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.

We may not be able to continue to meet the continued listing criteria for the Nasdaq National Market , which would materially and adversely affect our business and financial condition by impairing our ability to raise additional financing, causing our stock price to decline, reducing our reputation and stature in the industry and limiting our ability to attract and retain skilled employees.

      Continued listing on The Nasdaq National Market requires that the minimum bid price of our common stock not fall below $1.00 for 30 consecutive trading days. On November 14, 2002, our stock price was $0.71. On August 29, 2002, we received a letter from Nasdaq informing us that we were no longer in compliance with this minimum bid price requirement. Pursuant to the rules governing listing compliance for The Nasdaq National Market, this letter informed us that in order for our common stock to continue to be eligible to trade on The Nasdaq National Market, the closing bid price of our common stock must be at least $1.00 per share for a minimum of 10 consecutive trading days anytime before the expiration of a 90 day period, which period will begin on August 29, 2002 and end on November 27, 2002. We may not be able to effect measures to come into compliance with this minimum bid price requirement within this period of time, in which case our stock may no longer be eligible to trade on The Nasdaq National Market.

      If we are unable to continue to list our common stock for trading on The Nasdaq National Market, this would materially and adversely affect our business, including, among other things:

• our ability to raise additional financing to fund our operations;

•	our ability to attract and retain customers and distributors; and

•	our ability to attract and retain personnel, including management personnel.

      In addition, if we were unable to list our common stock for trading on The Nasdaq National Market, many institutional investors would no longer be able to retain their interest in and/or make further investments in our common stock because of their internal rules and protocols. If institutional shareholders liquidated their holdings in our common stock and/or did not continue to make investments in our common stock, this would decrease the trading volume of our shares and would likely result in a lower price for our common stock.

CURRENT DEVELOPMENTS

The Sale of Inktomi’s Enterprise Search Software Business

      On November 13, 2002, we announced the execution of an agreement with Verity, Inc. pursuant to which Verity will purchase our enterprise search software business for $25 million in cash subject to certain adjustments, and the assumption of certain of our obligations under existing enterprise search business contracts, including customer support obligations. The transaction is structured as an asset sale and is currently expected to close within 30 to 60 days of the announcement, subject to the satisfaction of certain closing conditions. Verity will be acquiring from us the assets relating to our enterprise search software business, which includes basic search, categorization and content refinement capabilities, as well as our XML technology assets. Of the consideration payable by Verity, $3 million plus interest will be paid 18 months following the closing of the sale, subject to reduction for any indemnification claims made by Verity during such 18-month period. In connection with the transaction, Verity will extend offers of employment to approximately 40 of our enterprise search software business employees. The employees of our enterprise search business who are not offered or who do not accept employment by Verity will be terminated. We have also agreed not to compete with Verity in the enterprise search software business for a period of up to three years.

      Please see the section above entitled “Risk Factors”, for a discussion of certain risks and uncertainties with respect to this pending asset sale.

Company Restructuring

      In July 2002, we announced plans to focus our business on web search and enterprise retrieval markets. As a result, we significantly scaled back the content networking products group and related corporate infrastructure, and eliminated 270 positions and closed several sales offices around the world. Customers of these products will continue to be supported until their support contracts expire, which is generally one year after the date of the contract. Revenues from content networking products are expected to eventually decline to zero as the sales force has been eliminated and existing customers will eventually migrate to alternative solutions. The cost of this restructuring is estimated to be $23 million, of which approximately $15 million is cash-related, made up of approximately $12 million of severance and related expenses and $3 million in costs associated with office consolidations, and the remainder is non-cash asset write offs. Approximately $9 million of the cash amount was paid in the quarter ended September 30, 2002, and the remainder will be paid over the next 12 months. The non-cash asset write offs are primarily abandoned assets of the content networking products group sales and development equipment. As a result of the restructuring, we expect to reduce compensation related expenses by approximately $10.0 million per quarter. We also expect to reduce facility related operating expenses in the amount of $0.7 million for the quarter ended December 31, 2002 and $0.3 million per quarter thereafter, through the end of the lease term. After the asset write offs, we expect depreciation expenses to reduce by $2.1 million per quarter beginning in the quarter following the restructuring.

      In September 2002, we incurred an additional $10 million in non-cash asset write-offs primarily related to our computer equipment held in use as the expected cash flows were less than the carrying value of these assets. Factors which triggered our assessment for impairment included continued negative cash flows from operations, continued operating losses and carrying values which exceeded market values. These assets were written down to their estimated fair value based on information obtained from recent sales of similar assets. As a result of these write-offs, we expect depreciation expenses to reduce by $1.0 million per quarter beginning in the quarter following the write-offs.

      In October 2002, in light of a continuing economic slowdown, we announced and substantially completed a restructuring and workforce reduction of approximately 85 employees to reduce our operating expenses to adjust to lower revenue levels. Headcount in all functional areas were affected by the reduction.

      As a result of the reduction, we incurred a charge of $9.0 million comprised of cash-related severance and underutilized space. As of November 2002, $1.1 million of cash-related restructuring charges have been paid, with the remaining $7.9 million to be paid over the next six to nine months. As a result of the restructuring, we expect to reduce compensation related expenses by approximately $2.8 million per quarter. We also expect to reduce facility related operating expenses by approximately $0.7 million per quarter through the end of the remaining lease term.

Bayside Facilities

      On August 28, 2002, through the execution of a Termination and Release Agreement, we exercised the purchase option under our synthetic lease arrangement for our Bayside facilities and title for such facilities was transferred to Inktomi on such date. The Bayside facilities consist of two six-story towers totaling approximately 260,000 square feet located in Foster City, California. Inktomi’s worldwide corporate headquarters occupies approximately half of the space at Bayside, and other tenants occupy the remaining footage. Approximately $114.0 million of long-term restricted cash was paid to Deutsche Bank and its affiliates, the holders of the synthetic lease for the exercise of the purchase option and the simultaneous termination of the synthetic lease arrangement.

      As part of the lease termination transaction with respect to Inktomi’s Parkside facilities, discussed below, the landlords of the Parkside facility (and their affiliates) have agreed, at our election, to purchase the Bayside facilities for $37.5 million. Our right to require the landlords to purchase the Bayside facilities commences on November 1, 2002 and ends on January 21, 2003. The $37.5 million value for the Bayside facilities was arrived at through negotiations with the Parkside landlords. In October 2002, we obtained a valuation for the Bayside building which appraised its value at $44.8 million. As a result of this valuation, we incurred a non-cash charge of $67 million in the fourth fiscal quarter to write down the value of the property to market value. We also wrote off the net book value of the Bayside leasehold improvements which totaled $15.5 million during the quarter ended September 30, 2002. As a result of this write-off, we expect amortization expenses to reduce by $0.4 million per quarter beginning in the quarter following the restructuring. In addition, due to the release of excess cash collateral, approximately $5.6 million of additional restricted cash became unrestricted.

Parkside Facilities

      On September 5, 2002, we executed a Lease Termination Agreement providing for the termination of Inktomi’s long-term leases for approximately 398,460 rentable square feet of space located in the East Office Building, the West Office Building, and the First Level Office Space, in the office project located at 1001 East Hillsdale Boulevard, Foster City, California, which we refer to as the Parkside facilities. As of June 30, 2002, aggregate payments to be made by Inktomi under the leases for the Parkside facilities were approximately $315.7 million over the remaining lease term. In exchange for the termination of the lease, we have agreed to pay the landlords certain consideration including the following: (i) immediate surrender of the cash security deposit of approximately $1.5 million, (ii) consent for the landlords to immediately draw on the letter of credit with Silicon Valley Bank in the amount of approximately $16.5 million, (iii) immediate cash payment of $12 million, a portion of which covers August rent and the pro-rated rent for the month of September through the effective date of the Lease Termination Agreement, (iv) issuance of a $21.5 million promissory note of which $5 million is payable on October 1, 2002 and $16.5 million is paid the earlier of the sale of the Bayside facilities or January 21, 2003, (v) payment of 50% of any amounts in excess of $50 million that we realize upon the sale of the Bayside facilities, (vi) issuance of five million shares of our common stock, (vii) the transfer of two HVAC chillers, (viii) the relinquishment of Inktomi’s claim to undispursed portions of the landlords’ obligations to contribute funds for tenant improvements in the amount of $441,223, (ix) the granting of registration rights related to the 5 million shares of common stock issued to the Parkside landlords, and (x) the granting of deeds of trust for the Bayside facilities to the landlords to secure the $21.5 million promissory note.

      We will pay to Silicon Valley Bank approximately $7.1 million of the approximately $16.5 million letter of credit after the letter of credit is drawn by the landlords. The remainder of the letter of credit was collateralized by cash in a prior quarter. The collateral amount is classified as “Restricted Cash” within Inktomi’s balance sheet.

      Total value of the lease termination, including cash and non-cash items, is approximately $54 million. Inktomi incurred a charge of $75 million on the abandonment of the Parkside facility in our second fiscal quarter, of which $51 million remained as an accrued liability at June 30, 2002. Accordingly, we expect to recognize an expense of $5.4 million in the fourth fiscal quarter representing the excess cost over the accrued liability.

      As discussed above, the landlords and their affiliates have agreed, as part of this transaction, at our election, to purchase the Bayside facilities for an amount of $37.5 million. Our right to require the landlords to purchase the Bayside facilities commences on November 1, 2002 and ends on January 21, 2002.

Loan Modification Agreement

      On September 30, 2002, we entered into a new Loan Modification Agreement with our bank as a result of our failure to comply with certain covenants under our existing loan arrangements. The Loan Modification Agreement provides a waiver of existing breaches and the revised covenants under this agreement require, among other things, (i) that we maintain monthly unrestricted cash balances of not less than $27.5 million, (ii) that we maintain a tangible net worth of not less than $25 million at the end of each month until March 2003, and of not less than $13 million as of the end of each month from April 2003 to September 2003, and (iii) that we do not incur a net loss of more than $137 million for the quarter ended September 30, 2002, $10.3 million for the quarter ended December 31, 2002, $7.6 million for the quarter ended March 31, 2003, $4.7 million for the quarter ended June 30, 2003 and $1.3 million for the quarter ended September 30, 2003. We were not in compliance with the cash balance covenant at October 31, 2002. As of November 15, we do not expect to be in compliance with either (i) the cash balance covenant as of November 30, 2002, or (ii) both our cash balance and net loss covenants at December 31, 2002.

      The Loan Modification Agreement also contains a material adverse change clause. As a result of this provision, we will be in default under the loan facility if any of the following conditions exist: (i) there occurs a material adverse change in our business operations or condition (financial or otherwise), (ii) there is a material impairment of the prospect of repayment of any portion of the obligations outstanding under the loan facility, or (iii) there is a material impairment of the value or priority of the bank’s security interest in the collateral securing the loan facility.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy documents we file with the Commission at the following public reference rooms:

Public Reference Room

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549
1-800-SEC-0330

      Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are also available to the public over the Internet at the Commission’s World Wide Web site at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

      The Commission allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information.

      We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete:

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2001;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002;

•	Current Report on Form 8-K, filed November 13, 2002;

•	Current Report on Form 8-K, filed September 6, 2002;

•	Current Report on Form 8-K, filed October 31, 2001;

•	Current Report on Form 8-K, filed October 26, 2001;

•	Form 8-A12G, filed August 11, 2000.

      We will provide to each person who so requests, including any beneficial owner to whom a prospectus is delivered, a copy of these filings. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Joe Eandi

Vice President and Associate General Counsel
Inktomi Corporation
4100 E. Third Avenue
Foster City, CA 94404
(650) 653-2800

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and other oral and written statements made by us to the public contain and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words “anticipate”, “believe”, “expect”, “intend”, “may”, “will” and similar expressions identify forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, those relating to the general direction of our business; our ability to successfully penetrate the information retrieval market; our ability to continue to support the service provider market; our success generating sales through our alliances and partners; our ability to introduce new products and services and enhance existing products and services to meet customer needs; the changing composition and purchasing trends of our customer base; the composition of our revenues; our expected expenses for future periods; the outcome of our restructuring efforts; our ability to improve our sales and distribution capabilities; our focus on both domestic and international markets; our ability to develop and maintain productive relationships with providers of leading technologies; the possibility of acquiring complementary businesses, products, services and technologies; the results of acquisition and disposition transactions; and the conditions of markets that impact our business. Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth below under the heading “Risk Factors”, which we encourage you to read carefully. In addition, you should review the similar information under the caption “Factors Affecting Operating Results” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, and in other reports we may file with the Securities and Exchange Commission. These factors are not intended to represent a complete list of the general or specific factors that may affect us. Other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. You should not rely on these forward-looking statements, which reflect our position as of the date of this prospectus. We do not assume any obligation to revise forward-looking statements.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares by the selling stockholders. All net proceeds from the sale of our common stock will go to the stockholders who offer and sell their shares.

SELLING STOCKHOLDERS

      The following table sets forth certain information, as of November 15, 2002, with respect to the number of shares of common stock owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. None of the Selling Shareholders will own more than 1% of the outstanding shares after the offering. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

      The shares being offered by the selling stockholders were acquired from us pursuant to a common stock purchase agreement dated September 5, 2002 entered into in connection with the termination of certain lease arrangements between the selling stockholders, as landlords, and us. The shares of common stock purchased pursuant to this common stock purchase agreement were issued pursuant to an exemption from the registration requirements of the Securities Act. The selling stockholders represented to us that they were acquiring the shares for investment and with no present intention of distributing the shares.

      The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

      We have filed with the SEC, under the Securities Act, a registration statement on Form S-3 (the “Registration Statement”) of which this prospectus forms a part, with respect to the resale of the shares from time to time on The Nasdaq National Market or in privately-negotiated transactions. In the registration rights agreement made and executed by us on September 5, 2002 pursuant to the terms of the common stock purchase agreement referred to above, we have agreed to use our commercially reasonable efforts to keep this Registration Statement effective until the date on which all of the shares offered hereby may be sold pursuant to Rule 144 of the Securities Act within a single ninety (90) day period or, if earlier, the date that all shares have been sold.

      Some of the selling stockholders listed below may distribute their respective shares to their general or limited partners. Any shares so distributed may be offered hereunder by the general or limited partners of the distributing selling stockholders. Each general or limited partner distributee will be deemed to be a selling stockholder for purposes of this prospectus with respect to the distributed shares.

      The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

	Number of		Number of
	Shares		Shares
	Beneficially	Number of	Beneficially
	Owned Prior to	Shares Being	Owned After
Name of Selling Stockholder	the Offering	Offered	the Offering

Gateway Phoenix Associates, L.P.(1)	2,949,000	2,949,000	0
5990 Sepulveda Associates, L.P.(2)	2,051,000	2,051,000	0

(1)	Gateway Phoenix Associates, L.P. is an indirect wholly-owned subsidiary of Equity Office Properties Trust, a Maryland real estate investment trust.

(2)	5990 Sepulveda Associates, L.P. is an indirect wholly-owned subsidiary of Equity Office Properties Trust, a Maryland real estate investment trust.

PLAN OF DISTRIBUTION

      We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus. The shares may be sold or distributed from time to time by the selling stockholders or by pledgees, donees, transferees of, or other successors in interest to, the selling stockholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, all of which may be changed. The distribution of the shares may be effected in one or more transactions that may take place through the Nasdaq National Market, including block trades or ordinary broker’s transactions, or through privately negotiated transactions, through put or call options transactions relating to the shares, through short sales of the shares or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with such sales.

      The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents’ commissions, if any, and other expenses of issuance and distribution not borne by us. The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

      The selling stockholders or the successors in interest to the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or the successors in interest to the selling stockholders may also enter into option or other transactions with the broker-dealers that require the delivery to such broker-dealers of the shares, which shares may be resold thereafter by such broker-dealers pursuant to this prospectus. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act of 1934 may apply to their sales in the market.

      To the extent required, the specific shares to be sold, the names of the selling stockholders, the purchase price, the public offering price, the names of any such agent, dealer or underwriter and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.

      We have agreed to bear certain expenses of registration of the shares under federal and state securities laws and of any offering and sale hereunder not including certain expenses, such as commissions of dealers or agents and fees attributable to the sale of the shares. We have agreed to indemnify the selling stockholders against certain liabilities, including certain potential liabilities under the Securities Act. The selling stockholders have also agreed to indemnify us against certain liabilities, including certain potential liabilities under the Securities Act.

      We may suspend the use of this prospectus for a discrete period of time, not exceeding forty-five (45) days in aggregate, if, in our reasonable judgment, a development has occurred or condition exists as a result of which the Registration Statement or the prospectus does not contain material non-public information which in our reasonable judgment is required to be included in the Registration Statement or the prospectus for sales of the shares to be made hereunder. This offering will terminate on the earlier of (a) the date on which all of the shares offered hereby may be sold pursuant to Rule 144 of the Securities Act within a single ninety (90) day period or (b) the date on which all shares offered hereby have been sold by the selling stockholders.

      The selling stockholders have agreed, pursuant to the registration rights agreement, that each selling stockholder will not offer or sell pursuant to this Registration Statement more than twenty percent (20%) of the aggregate number of shares of common stock which were issued to each selling stockholder pursuant to the common stock purchase agreement, entered into between us and the selling stockholders dated September 25, 2002, during any consecutive five-day period.

      Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

      There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by them hereunder.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

      The consolidated financial statements of Inktomi incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

Amount to
be Paid

SEC registration fee	$340.40
Printing expenses	$2,000.00
Legal fees and expenses	$30,000.00
Accounting fees and expenses	$30,000.00
Miscellaneous expenses	$2,659.60

Total	$65,000.00

Item 15.     Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

      Our Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permitted under Delaware law.

      Our Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation to the fullest extent permitted under the General Corporation Law of Delaware.

      We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our Bylaws, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

      The registration rights agreement by and among Inktomi and the selling stockholders provides that we will indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933 and the selling stockholders will indemnify us and our executive officers and directors against certain liabilities, including liabilities under the Securities Act.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Inktomi pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      At present, there is no pending litigation or proceeding involving any of our directors, officers, employees, or other agent in which indemnification is being sought, nor are we aware of any threatened litigation that may result in a claim for indemnification by any of our directors, officers, employees, or other agent.

Item 16.     Exhibits

Exhibit
Number		Description

3.2		Amended and Restated Certificate of Incorporation(1)
3	.2a	Amendment to Amended and Restated Certificate of Incorporation(2)
3	.2b	Amendment to Amended and Restated Certificate of Incorporation(3)
3.4		Bylaws(1)
4.1		Specimen Common Stock Certificate(1)
4.2		Registration Rights Agreement dated September 5, 2002, between Inktomi and certain individuals identified therein
4.3		Loan Modification Agreement dated September 30, 2002 between Inktomi and its bank(4)
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1		Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2		Consent of Counsel (included in Exhibit 5.1)
24.1		Power of Attorney (See II-4)

(1)	Incorporated by reference from Inktomi’s Registration Statement on Form S-1 (Reg. No. 333-50247), as amended.

(2)	Incorporated by reference from Inktomi’s Quarterly Report on Form 10-Q filed with the Commission on May 17, 1999.

(3)	Incorporated by reference from Inktomi’s Current Report on Form 8-A filed with the Commission on August 11, 2000.

(4)	Incorporated by reference from Inktomi’s Registration Statement on Form S-3 (Reg. No. 333-98551), as amended.

Item 17.     Undertakings

      Inktomi hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act,

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the

Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Inktomi certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Foster City, State of California, on the 15th day of November, 2002.

INKTOMI CORPORATION

By:	/s/ RANDY GOTTFRIED

Randy Gottfried
Senior Vice President and
Chief Financial Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David C. Peterschmidt and Randy Gottfried and each of them individually, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute, may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ DAVID C. PETERSCHMIDT David C. Peterschmidt	President, Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	November 15, 2002

/s/ RANDY GOTTFRIED Randy Gottfried	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 15, 2002

/s/ ERIC A. BREWER Eric A. Brewer	Director and Chief Scientist	November 15, 2002

/s/ ALLEN J. GULA, JR. Allen J. Gula, Jr.	Director	November 15, 2002

/s/ GREG MYERS Greg Myers	Director	November 15, 2002

EXHIBIT INDEX

Exhibit
Number		Description

3.2		Amended and Restated Certificate of Incorporation(1)
3	.2a	Amendment to Amended and Restated Certificate of Incorporation(2)
3	.2b	Amendment to Amended and Restated Certificate of Incorporation(3)
3.4		Bylaws(1)
4.1		Specimen Common Stock Certificate(1)
4.2		Registration Rights Agreement dated September 5, 2002, between Inktomi and certain individuals identified therein
4.3		Loan Modification Agreement dated September 30, 2002 between Inktomi and its bank(4)
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1		Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2		Consent of Counsel (included in Exhibit 5.1)
24.1		Power of Attorney (See II-4)

(1)	Incorporated by reference from Inktomi’s Registration Statement on Form S-1 (Reg. No. 333-50247), as amended.

(2)	Incorporated by reference from Inktomi’s Quarterly Report on Form 10-Q filed with the Commission on May 17, 1999.

(3)	Incorporated by reference from Inktomi’s Current Report on Form 8-A filed with the Commission on August 11, 2000.

(4)	Incorporated by reference from Inktomi’s Registration Statement on Form S-3 (Reg. No. 333-98551), as amended.